SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-11840

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION
2775 SANDERS ROAD STE. E-5
NORTHBROOK, ILLINOIS 60062-6127

The Savings and
Profit Sharing Fund of
Allstate Employees

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of
December 31, 2005, and
Report of Independent
Registered Public Accounting Firm

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2-3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	4-5

Notes to Financial Statements as of and for the Years Ended December 31, 2005 and 2004	6-10

SUPPLEMENTAL SCHEDULE:	11

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	12

SIGNATURE	13

EXHIBIT INDEX

23           Consent of Independent Registered Public Accounting Firm

NOTE:            All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[DELOITTE & TOUCHE LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of The Savings and Profit Sharing Fund of Allstate Employees

We have audited the accompanying Statements of Net Assets Available for Benefits of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) as of December 31, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information are the responsibility of the Fund’s management. Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 16, 2006
Chicago, Illinois

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS
Investments—At fair value:
The Allstate Corporation common stock	$—	$946,693	$580,061	$1,526,754
INVESCO Institutional (N.A.) Inc. Stable Value Fund	427,044			427,044
Interest in registered investment company, State Street Global Advisors (“SSgA”):
SSgA Short Term Investment Fund	—			—
SSgA Bond Market Index Fund Series A	172,306			172,306
SSgA Allstate Balanced Fund	569,217			569,217
SSgA S&P 500 Flagship Fund Series A	723,921			723,921
SSgA Daily EAFE Fund Series T	221,188			221,188
SSgA Russell 2000 Fund Series A	317,792			317,792
Collective short-term investment fund		2,333	7,229	9,562
Participant notes receivable	93,771			93,771

Total investments	2,525,239	949,026	587,290	4,061,555

Receivables:
Dividends and interest	1,585	5,547	3,458	10,590
Employer contributions			5,250	5,250
Employee contributions	26	3		29
Other		3,439		3,439
Interfund		47,021		47,021

Total receivables	1,611	56,010	8,708	66,329

Total assets	2,526,850	1,005,036	595,998	4,127,884

LIABILITIES

ESOP loan (Notes 1 and 3)			53,818	53,818
Payables:
Interest			1,063	1,063
Other	2,130	121		2,251
Interfund			47,021	47,021

Total liabilities	2,130	121	101,902	104,153

NET ASSETS AVAILABLE FOR BENEFITS	$2,524,720	$1,004,915	$494,096	$4,023,731

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$—	$921,827	$661,311	$1,583,138
Interest in registered investment company, State Street Global Advisors (“SSgA”):
SSgA Short Term Investment Fund	371,964			371,964
SSgA Bond Market Index Fund Series A	155,297			155,297
SSgA Allstate Balanced Fund	565,713			565,713
SSgA S&P 500 Flagship Fund Series A	680,461			680,461
SSgA Daily EAFE Fund Series T	157,700			157,700
SSgA Russell 2000 Fund Series A	326,206			326,206
Collective short-term investment fund		3,752	6,429	10,181
Participant notes receivable	88,098			88,098

Total investments	2,345,439	925,579	667,740	3,938,758

Receivables:
Dividends and interest	671	4,944	3,591	9,206
Employer contributions		5,250	7,900	13,150
Employee contributions	10,304	1,126		11,430
Interfund		106,457		106,457

Total receivables	10,975	117,777	11,491	140,243

Total assets	2,356,414	1,043,356	679,231	4,079,001

LIABILITIES

ESOP loan (Notes 1 and 3)			70,271	70,271
Payables:
Interest			1,388	1,388
Other	456	127		583
Interfund			106,457	106,457

Total liabilities	456	127	178,116	178,699

NET ASSETS AVAILABLE FOR BENEFITS	$2,355,958	$1,043,229	$501,115	$3,900,302

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS:

Net investment Income:
Net appreciation in fair value of investments	$92,283	$47,330	$25,211	$164,824
Interest	18,428	197	143	18,768
Dividends		24,329	13,732	38,061

Net investment income	110,711	71,856	39,086	221,653

Contributions:
Participants	158,246	24,724		182,970
Employer—ESOP loan debt service
Employer—cash matched on participant contributions		104	5,254	5,358

Total contributions	158,246	24,828	5,254	188,328

Allocation of company shares—shares matched on participant deposits at fair value		38,783	(38,783)	—

Total additions	268,957	135,467	5,557	409,981

DEDUCTIONS

Benefits paid to participants	182,832	95,349		278,181
Interest expense			4,334	4,334
Administrative expense	2,944	1,093		4,037

Total deductions	185,776	96,442	4,334	286,552

NET INCREASE	83,181	39,025	1,223	123,429

INTERFUND TRANSFERS	85,581	(77,339)	(8,242)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,355,958	1,043,229	501,115	3,900,302

End of year	$2,524,720	$1,004,915	$494,096	$4,023,731

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$180,248	$164,096	$111,241	$455,585
Interest	9,052	59	51	9,162
Dividends		21,223	14,321	35,544

Net investment income	189,300	185,378	125,613	500,291

Contributions:
Participants	153,746	19,113		172,859
Employer—ESOP loan debt service			7,900	7,900
Employer—cash matched on participant contributions		5,323		5,323

Total contributions	153,746	24,436	7,900	186,082

Allocation of company shares—shares matched on participant deposits at fair value		106,457	(106,457)	—

Total additions	343,046	316,271	27,056	686,373

DEDUCTIONS

Benefits paid to participants	152,450	72,298		224,748
Interest expense			5,737	5,737
Administrative expense	3,052	1,050		4,102

Total deductions	155,502	73,348	5,737	234,587

NET INCREASE	187,544	242,923	21,319	451,786

INTERFUND TRANSFERS	90,004	(90,004)		—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,078,410	890,310	479,796	3,448,516

End of year	$2,355,958	$1,043,229	$501,115	$3,900,302

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) provides only general information. Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of The Allstate Corporation (the “Company”) and designated affiliates of the Company, with the exception of those employed by the Company’s international subsidiaries and Sterling Collision Centers, Inc. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Fund includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Fund is administered by the Administrative Committee. Investment transactions are authorized by the Fund’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions). Employees may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes, at its discretion, from 50% to 150% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Fund. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Fund at any time. During the years ended December 31, 2005 and 2004, the Company’s matching contributions were 50% and 125%, respectively.

Participant Accounts—Individual accounts are maintained for each fund participant. Each participant’s account is credited with the participant’s contribution, allocations of the employer’s contribution and Fund earnings, and is charged with an allocation of administrative expenses and Fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the current seven investment options listed below. Participants may change their investment elections at any time.

Allstate Stock Fund—Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund—The fund, managed by INVESCO Institutional (N.A.), Inc. (“INVESCO”), a registered investment advisor, is a separately managed portfolio that consists of a number of high-quality fixed income investments, including: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) publicly and privately issued fixed, floating, and variable rate obligations of select entities. The fund became available August 2, 2005.

Bond Fund—The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in shares of a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East.

Russell 2000 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Money Market Fund—The fund that was managed by SSgA, invested in shares of a commingled trust that invests in short-term securities. This fund was terminated as an investment option on August 1, 2005, and assets were transferred into the Stable Value Fund.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate. Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP. The ESOP loan (the “ESOP Loan”) bears interest at 7.9%.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

ESOP shares not yet allocated to participants are held in a suspense account and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance. Partial withdrawals are also permitted under the Fund subject to restrictions.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund’s financial statements are prepared under the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Fund investments are stated at fair value, except for investment contracts in the Stable Value Fund as described in Note 6 below. Shares of registered investment companies are valued at market prices that represent the net asset value of shares held by the Fund at year-end. Common stock held in the Allstate Stock Fund is valued at market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when received. The difference between cash and accrual basis for interest on participant notes is not material. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded when funds are transferred out of the respective investment funds for payment to participants. Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2005 and 2004, respectively.

3.                      ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, at December 31, 2005 and 2004, for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated (dollars in thousands):

	2005		2004
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	17,508,659	10,727,967	17,823,406	12,786,370

Cost	$316,809	$76,438	$249,443	$91,104

Fair value	$946,693	$580,061	$921,827	$661,311

4.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to the provisions of ERISA.

5.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 18, 2003, that the Fund and related trust were designed in accordance with applicable sections of the Code. The plan administrator and internal counsel at the Company believe that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Fund’s financial statements.

6.                      INVESTMENTS

The Fund’s investments which exceeded 5% of net assets available for benefits as of December 31, 2005 and 2004, are as follows (dollars in thousands):

	2005	2004

Allstate Stock Fund (The Allstate Corporation common stock) *	$946,693	$921,827
ESOP Company Shares Unallocated	580,061	661,311
Money Market Fund (SSgA Short Term Investment Fund)		371,964
Balanced Fund (SSgA Allstate Balanced Fund)	569,217	565,713
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	723,921	680,461
International Equity Fund (SSgA EAFE Securities Lending Fund Series T)	221,188	157,700
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	317,792	326,206

*                    Partially nonparticipant-directed

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amounts at which the instruments could be exchanged in a current transaction between willing parties. The carrying value of all the financial instruments of the Fund are at fair market value, except for the investment contracts included in the Stable Value Fund.

The Stable Value Fund is benefit responsive and is thus subject to contract-value reporting. Funds may be withdrawn pro rata from all the investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other funds pursuant to the terms of the Fund after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The fair value and contract value (dollars in thousands) of the investment contracts within the Stable Value Fund were $423,661 and $427,044, respectively, at December 31, 2005. For synthetic Guaranteed Investment Contracts, fair value is equal to the market value of the underlying security plus any accrued income. The crediting interest rates on investment contracts held within the Stable Value Fund ranged from 3.98% to 5.30% at December 31, 2005.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying bonds. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield from August 2, 2005 through December 31, 2005 was 4.66%.

During 2005 and 2004, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

	2005	2004

Allstate Stock Fund (The Allstate Corporation common stock)	$47,330	$164,096
ESOP Company Shares Unallocated	25,211	111,241
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	3,882	6,101
Balanced Fund (SSgA Allstate Balanced Fund)	20,893	40,570
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	33,634	65,570
International Equity Fund (SSgA Daily EAFE Securities Lending Fund Series T)	23,066	23,202
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	10,808	44,805

Total	$164,824	$455,585

7.                      RELATED-PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short Term Investment Fund, managed by The Northern Trust Company, the trustee of the Fund. The Fund also invests in the common stock of The Allstate Corporation, the Fund’s sponsor.

******

SUPPLEMENTAL SCHEDULE

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	28,236,626 shares	$393,246,946	$1,526,754,368

	INVESCO Allstate Stable Value Fund

	IXIS Financial #1928-1	68,756,552 shares of IGT MxMgr A+ Int G/C Common Collective Trust	73,040,470	73,759,004
	IXIS Financial Wrapper			687,618

	JP Morgan Chase #AALLSTATE-S	46,139,329 shares of IGT INVESCO Short Term Bond Common Collective Trust	52,338,877	52,885,775
	JP Morgan Chase Wrapper			381,736

	Monumental #MDA-00714TR	43,614,586 shares of IGT INVESCO Short Term Bond Common Collective Trust	49,531,433	49,991,867
	Monumental Wrapper			347,746

	Pacific Life Insurance #g-26930.01.0001	72,660,852 shares of IGT INVESCO AAA ABS Common Collective Trust	86,479,217	87,485,992
	Pacific Life Insurance Wrapper			409,353

	State Street Bank #105027	68,756,189 shares of IGT MxMgr A+ Int G/C Common Collective Trust	73,040,085	73,758,614
	State Street Bank Wrapper			688,249

	UBS AG #5211	58,017,272 shares of IGT MxMgr A+ Core Common Collective Trust	62,641,570	63,289,243
	UBS AG Wrapper			696,345

	Monumental #MDA-00715TR	144,696 shares in the Short Term Investment Fund	144,696	144,696

	US Treasury Note cusip 912828CE8	Coupon rate 3.125%, maturity date 4/15/2009, par value 4,000,000	3,909,844	3,874,910

	US Treasury Note cusip 912828DT4	Coupon rate 3.75%, maturity date 5/15/2008, par value 5,000,000	4,937,695	4,953,249

	Monumental Wrapper			172,171

*	The Northern Trust Collective Short Term Investment Fund #22-19589	13,517,515 shares	13,517,515	13,517,515

	Interest in registered investment company, State Street Global Advisors (SSgA):

	SSgA Passive Bond Market Index Securities Lending Fund Series A	10,443,412 shares	156,128,731	172,305,850

	SSgA Allstate Balanced Fund	34,771,960 shares	396,399,531	569,216,982

	SSgA S&P 500 Flagship Fund Series A	3,118,751 shares	587,945,182	723,921,451

	SSgA EAFE Securities Lending Fund Series T	13,185,560 shares	173,490,760	221,187,765

	SSgA Russell 2000 Index Securities Lending Fund Series A	14,656,950 shares	255,492,514	317,791,998

*	The Northern Trust Collective Short Term Investment Fund	9,561,121 shares	9,561,121	9,561,121

*	Participant loans	rates of interest from 4% to 9.5% maturing 2005 through 2020	93,771,182	93,771,182

	Total		$2,485,617,369	$4,061,554,800

*              Permitted party-in-interest.

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND
OF ALLSTATE EMPLOYEES

By	/s/ MARK CIESLAK
Mark Cieslak
Plan Administrator

Date: June 23, 2006